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                           November 2, 2022

       Jesse Sutton
       Chief Executive Officer
       Ultimax Digital, Inc.
       420 Lexington Avenue, Suite 230
       New York, NY 10170

                                                        Re: Ultimax Digital,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 23,
2022
                                                            File No. 333-267590

       Dear Jesse Sutton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed October 26, 2022

       Prospectus Summary
       Use of Proceeds, page 10

   1. We note your response to our prior comment 1. Please revise the Use of Proceeds section and the prospectus
summary to reflect the intention to repay the four promissory notes, plus accrued interest,
with the proceeds of this offering.
 Jesse Sutton
FirstName  LastNameJesse   Sutton
Ultimax Digital, Inc.
Comapany 2,
November   NameUltimax
              2022        Digital, Inc.
November
Page  2    2, 2022 Page 2
FirstName LastName
Capitalization, page 55

2. We note the revisions to the capitalization table in response to prior comment 1. Please
         explain the pro forma adjustment to stockholders    equity. In this
regard, we note that net
         proceeds are expected to be approximately $9 million, although total
stockholders    equity
         appears to reflect a pro forma adjustment of approximately $10 million.
Management's Discussion and Analysis of Financial Conditions and Plan of
Operation
Overview, page 59

3.       Please update the expected release dates of your products.
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Paul Goodman